Via EDGAR

September 14, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Initially Filed on July 1, 2011, amended by
Amendment No. 1 to Registration Statement on Form S-1/A
Filed August 15, 2011
File Number 333-175284

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filings (collectively, the “Registration Statement”), and filed together herewith the Company’s Amendment No. 2 to the Registration Statement (the “Second Amendment”).

The Second Amendment is intended to be responsive to the comments of the Staff on Amendment No. 1 to the Registration Statement, contained in your letter of August 30, 2011, (the “Comment Letter”) and conveyed in discussions between the Staff and representatives of the Company, and to update the disclosure to reflect business developments since the date of the above-referenced Amendment No. 1.

As a courtesy, we are separately providing by Federal Express a blackline document comparing the Second Amendment to Amendment No. 1.

Set forth below are the Company’s responses to the Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

General

1.
Please refer to the graphic information you provided in response to Comment 4. We note that you state in each graphic, “The images provided above are for illustrative purposes only and may not be indicative of all results.”  Please amend each graphic to make this disclaimer more prominent in both size and font. Please also include an additional legend stating that the illustrations do not refer to approved products and that the company has not received commercial revenue from the sale of any products.

The requested additional legend has been added to the graphic information included on the front and back covers of the prospectus. The prominence of both legends has been increased.

Prospectus Summary

2.
Please refer to your response to Comment 7. Please note that your use of a   glossary does not remedy the use of non-plain English in the Prospectus Summary. Please refer to Staff Legal Bulletin 7. Please expand your disclosure to briefly explain in the text where each term is first used the meaning of the following terms:

•      Radiolabeled;
•      Radioisotope;
•      Apoptosis;
•      Akt;
•      Caspase-mediated;
•      Cytotoxic;
•      Dosimetry.

The disclosures in the Prospectus Summary have been expanded to include a plain English description of the referenced scientific terms.

Overview, page 1

3.
Please refer to your discussion of your license agreement with the University of Michigan on page 2. You state that the license requires you to make payments to the University of Michigan ranging from $50,000 to $200,000 upon the achievement of certain key regulatory and commercial milestones. Please expand your disclosure, here and in the Business section, to disclose the aggregate amount of milestone payments potentially payable by you to the University of Michigan.

The disclosures in both the Overview and in the Business section, under the heading “Licenses and Collaborations” have been expanded to disclose the aggregate milestone payments that may become payable to U. Mich.

Risk Factors
“Our common stock constitutes a ‘penny stock’ under SEC rules . . .,” page 16

4.	We note your response to Comment 27 and reissue the comment in part. Please expand your disclosure in this risk factor to discuss the specific legal remedies available to investors of penny stocks.

The disclosure in the risk factor has been expanded to include a discussion of remedies available to investors of penny stocks.

Use of Proceeds

5.
Please refer to your response to Comment 30. We note your disclosure of the total costs of further developing each of your product candidates. However, your net proceeds from this offering, based upon your assumed public offering price, may be less than the cost of your company to operate through March 31, 2013. Please revise your discussion in this section to disclose where in the process of developing LIGHT, HOT, and COLD you expect the application of net proceeds will take you.

The disclosures under Use of Proceeds, in the first risk factor and in the caption “Liquidity and Capital Resources” within the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been revised to disclose the costs to fund operations through December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-based Compensation, page 26

6.
We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. At that time, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

The Staff’s comment has been noted.  Once an estimated range of offering price is determined and disclosed, quantitative and qualitative disclosures will be made explaining the difference between the estimated offering price and the value of equity issuances.

Business
Business of Novelos, page 27

7.
Please refer to your response to Comment 35. You state on page 28 that an IND has been sponsored for LIGHT by an investigator. Please expand your disclosure to identify the name of the party who filed an IND for LIGHT, and when the IND was filed with the FDA.

The disclosure has been expanded as requested.

Legacy Products, page 32

8.
We note your disclosure on page 33 that you do not expect to conduct any further development of NOV-002 and NOV-205. Please expand your discussion to indicate whether the INDs related to these legacy products continue to be active.

The disclosure has been expanded as requested.

Novelos Therapeutics, Inc.
Statements of Stockholders’ Equity, page F-5

9.
The share and par amounts under the heading, Common Stock, appear to represent the historical amounts of Cellectar, the acquirer for financial reporting purposes, not Novelos Therapeutics (Pre-Acquisition), the legal acquirer. Please revise these two columns to retroactively restate the share amounts and par values to reflect the effect of the exchange ratio in the merger. In this regard, the share and par amounts should be those of Novelos Therapeutics (Pre-Acquisition), consistent with amounts shown on page F-30. Also, revise the amount for the caption, “issuance of common stock in a business combination,” to show the shares issued to former shareholders of Cellectar (i.e.17,001,596 shares), consistent with your disclosure on page F-7, and remove the caption “issuance of common stock upon conversion of convertible notes,” as this transaction involved conversion of Cellectar notes to its common stock prior to the reverse merger. In addition, revise your calculations of earnings per share, disclosures in related footnotes and MD&A and the pro forma condensed combined financial statements to conform to these changes in your statements of stockholders’ equity. Refer to ASC 805-40-45-2 through ASC 805-40-45-4.

The description of the basis of presentation has been revised in the Second Amendment to further clarify the presentation of historical share activity and the correlation to the consideration issued by the legal parent (17,001,596 shares of Novelos common stock).  The line in the Statements of Stockholders’ equity labeled “Issuance of common stock in a business combination” represents the 2,959,871 Novelos shares outstanding after the reverse split, consistent with the total shares outstanding shown on page F-30 (net of settlement of 43 fractional shares). This corresponds with the shares used to determine the consideration for purchase accounting.  The earnings per share for periods prior to the acquisition have been calculated based on historical shares of the legal acquiree (Cellectar) adjusted for the merger exchange ratio.

The Company believes this presentation is in accordance with the guidance in ASC 805-40-45. In support of this position, the Company supplementally advises the Staff as follows:

Cellectar was originally organized as a limited liability company with membership units representing equity interests (see Note 10 to the financial statements).  On January 1, 2008 Cellectar was converted into a corporation and its membership units were converted on a one-for-one basis into common stock, par value $0.01 per share, of Cellectar (the “Cellectar Common Stock”).  The share amounts presented in the Statements of Stockholders Equity on page F-5 represent the historical capital transactions of Cellectar, restated to reflect the capital structure of Novelos by multiplying all historical share amounts, or member units as applicable, by the exchange ratio set forth in the merger agreement (0.8435).  Par amounts were also restated to reflect the $0.00001 par value per share of Novelos common stock, with the difference reclassified to paid-in capital.

Authorized common stock shown on the balance sheet (150,000,000) represents the number of Novelos authorized shares. The issuances of common stock shown in the Statements of Stockholders’ Equity from the inception of Cellectar, LLC, until the closing of the acquisition, including the shares issued upon conversion of debt, including the reduction for the settlement of 41 fractional shares in the merger exchange, but excluding the shares included on the line labeled “Issuance of common stock in a business combination”, equals the number of shares issued by the legal parent (Novelos) in the reverse acquisition (17,001,596).  The description of this basis of presentation is disclosed in the third paragraph of Note 1 to the financial statements.

4. Acquisition, page F-12
Purchase Accounting

10.
We acknowledge your response to prior comment 46. However, it is still unclear why you would use the estimated fair value of the Cellectar shares issued in the private placement and convertible notes of $0.75, when the quoted market price of Novelos shares is a more reliable basis for measuring fair value. Your reference to ASC 805-40-55-8 illustrates this point. Fair value of the consideration transferred should be based on the most reliable measure of fair value, which in this case appears to be quoted market price. Please tell us why you did not use the quoted market price of Novelos in calculating acquisition-date fair value and why you believe that the estimated fair value of Cellectar is more reliable.

The Company used the offering price of $0.75 per share of Novelos common stock and warrants sold in the private placement completed concurrently with the acquisition (the “April PIPE”) as the basis for determining the fair value of consideration transferred in the acquisition.  An estimate of the fair value of Cellectar common stock was not considered as a possible input to fair value at the acquisition date.  The disclosure in Note 4 has been revised to further clarify the calculation of acquisition-date fair value.

With respect to the Company’s basis for its determination of fair value, the Company supplementally advises the Staff as follows:

Background of reverse acquisition and related equity transactions:

Novelos’s acquisition of Cellectar was structured on the basis that Cellectar shareholders would obtain 85% of the outstanding common stock (prior to any financing) and the Novelos shareholders would retain the remaining 15%.  The completion of the acquisition was conditioned upon the concurrent closing of the April PIPE, which was intended to provide working capital for the Company.

In establishing the proportional post-acquisition ownership the parties contemplated the planned conversion of Cellectar convertible notes prior to the completion of the acquisition and a 1-for-153 reverse split of Novelos common stock.  Following the maturity of the notes on January 31, 2011, the note holders agreed to the convert all of the notes at the effective time of the acquisition into 4,957,363 shares of Cellectar Common Stock if the Company received an aggregate investment of at least $2,000,000 from the note holders and into 4,461,627 shares of Cellectar Common Stock if the Company received an aggregate investment of less than $2,000,000 from the note holders.  The share numbers set forth in the note holders’ consent were negotiated based on outstanding principal, targeted percentage ownership of outstanding Cellectar Common Stock and projected accrued interest based on an assumed closing date for an acquisition and financing.

On April 1, 2011, Cellectar’s board of directors voted to accept the note holders’ agreement to convert the notes into 4,957,363 shares of Cellectar Common Stock immediately prior to the Acquisition and agreed to waive the minimum financing commitment of $2,000,000 contemplated.  The notes were converted on April 8, 2011, immediately prior to the acquisition, into 4,957,363 shares of Cellectar Common Stock, or 4,181,535 shares of Novelos common stock giving effect to the Exchange Ratio applied in the acquisition.  One of the note holders invested $1,500,000 in the April PIPE. The number of shares issued upon conversion of the notes was greater than the number of shares that would have been issued if the notes had been converted according to their original terms. The accounting treatment for the conversion of the notes is described in the Company’s letter to the Staff dated August 15, 2011 in response to prior comment 44 included in the Staff’s letter dated July 27, 2011.

The 1-for-153 reverse split of Novelos common stock became effective immediately prior to the acquisition.

The relative post-acquisition ownership was determined through arms’ length negotiation reflecting Novelos’ and Cellectar’s separate views of the relative value of the two companies.  The acquisition was premised upon an assumed pre-money valuation of $15 million for the combined business, based on negotiations between Novelos and Cellectar in consultation with prospective investors for the April PIPE who were informed of the acquisition on a confidential basis.  This assumed valuation was used for the purpose of determining the price per unit to be sold in the April PIPE, assuming approximately 20 million shares outstanding post-merger but pre-financing.  The investor group that participated in the April PIPE obtained approximately 25% of the outstanding equity of the combined company. A total of 39 investors participated, 42% of gross proceeds came from 24 new investors and the remaining investment came from 15 existing Cellectar investors.  Of the new investors, two investors investing a total of $400,000 in the April PIPE had invested in a registered offering of Novelos common stock in July 2010, although their holdings of Novelos common stock at the date of the acquisition is not known.  The following shows the composition of investors:

		New/
Investor	Investment	Existing

Frank W. Allen	$52,500.00	new
Alpha Capital Anstalt (1)	249,999.75	new
Theodore J. Brombach	37,500.00	new
BYOM Cellectar, LLC	146,400.00	new
Cranshire Capital, L.P.	100,000.50	new
Morris Davis	50,000.25	new
James Hinshaw	50,000.25	new
Iroquois Master Fund Ltd.	49,999.50	new
RBC Dominion Securities Inc. RTF JMM Trading LP (1)	150,000.00	new
McAllen Properties, LLC	49,999.50	new
Moss Living Trust Dated August 24, 2009; Paul R. Moss Trustee	50,001.00	new
NEI III, LLC	249,999.75	new
Michael G. Palm	25,500.00	new
Scott W. Peterson	120,000.00	new
John Potter, Jr.	25,000.50	new
Risky Business (Partnership)	64,500.00	new
Rodman & Renshaw LLC	200,000.25	new
Martin Schindler	50,000.25	new
SMC Investments LLC	50,000.25	new
John F. Spence	37,500.00	new
The Reeder Brittain Living Trust dated November 6, 2006	80,001.00	new
XMS Capital Partners, LLC	150,000.00	new
Zermatt Investors, LLC	99,999.75	new
Kenneth Lee	24,999.75	new

Subtotal - New Investors (24)	$2,163,902.25	42.1%

Kurt L. Peterson	$24,999.75	existing
Gregory J. Potter	24,999.75	existing
Kevin Potter	35,001.00	existing
Richard A. Prange	50,001.00	existing
Gary R. Skaar	99,999.75	existing
Paul and Denise Christy JT TEN	24,999.75	existing
Greenway Properties Inc.	750,000.00	existing
Robert K. Grogan	24,999.75	existing
Bradley Hutter	120,000.00	existing
David H. Kim	49,999.50	existing
Michael L and JoAnne M. McCann JT TEN	50,000.25	existing
Perry Pickhardt	75,000.00	existing
Daniel Pophal	7,500.00	existing
Venture Investors Early Stage Fund IV Limited Partnership (2)	1,500,000.00	existing
WIP - Cellectar V, LLC	133,500.00	existing

Subtotal - Existing Cellectar Investors	$2,971,000.50	57.9%

Total proceeds	$5,134,902.75

(1) Invested in Novelos registered offering in July 2010, holdings at acquisiton date not known.
(2) Held approximately 32% of Cellectar convertible notes at time of acquisition.

Background of NVLT price and volume:

Novelos common stock has been quoted on the OTCBB since 2005. In November 2010, holders of Novelos convertible preferred stock exchanged their preferred stock for shares of common stock. Following that exchange, there were approximately 450 million shares of Novelos common stock outstanding (approximately 2.9 million after giving effect to the 1-for-153 reverse split) and five investor groups held approximately 85% of outstanding Novelos common stock, all of which was unregistered. From January 1, 2011 through the date of the acquisition, average trading volume was approximately 6,000 shares of Novelos common stock per day, after giving effect to the 1-for-153 reverse split.  Therefore limited liquidity was available to Novelos stockholders. Since all shares of Novelos common stock issued in the reverse acquisition and concurrent private placement were unregistered and all the shares issued previously by Novelos in the exchange of preferred stock and prior financings were also unregistered, there remained approximately 1.1 million shares of free-trading Novelos common after the acquisition and April PIPE.

Evaluation of inputs to fair value

In order to determine the fair value of the consideration transferred in the reverse acquisition, the following possible observable inputs to the value of shares of Novelos common stock were evaluated:

Quoted market price – Novelos common stock closed at $3.79 (split adjusted as per www.nasdaq.com) on April 8, 2011, the date of the acquisition. On that date, approximately 7,400 shares traded (split-adjusted), consistent with the average volume in the prior months of approximately 6,000 shares per day. The acquisition and related financing were not publicly disclosed until immediately prior to the market opening on the next business day (Monday, April 11, 2011).  Therefore, the closing price on April 8, 2011 did not reflect the approximately 90% dilution to pre-acquisition NVLT holders that occurred with the acquisition and financing, nor did it reflect the new strategic direction of the issuer (development of Cellectar compounds). Application of the quoted market price to Novelos’s post-acquisition capitalization implied a post-money valuation of approximately $102 million (a pre-money valuation of approximately $76 million) which was significantly inflated when compared to the valuation discussions that had occurred in the preceding months with prospective investors and between Novelos and Cellectar as they negotiated the terms of the acquisition.  Since the trading volume of Novelos common stock had consisted of small numbers of shares, the quoted market price also did not reflect the substantial liquidity risk associated with a larger number of shares, such as the 2.9 million shares being valued as merger consideration. Accordingly, the Company concluded that some adjustment would be required to the quoted market price in order for it to more accurately represent the fair value of the consideration transferred at the measurement date.  Since unobservable inputs would be required to make that adjustment, it was determined that the quoted market price represented a Level 2 measurement of fair value (ASC 820-10-35-41A).

Offering price of Novelos common stock in the April PIPE – It was determined that the offering price of the Novelos common stock in the April PIPE was the result of bona fide arm’s length negotiation of price, both in the context of the negotiation between Cellectar and Novelos regarding the terms of the acquisition and in connection with the April PIPE itself. This determination was based on the following factors:

1)
The negotiation of price occurred during the course of the four months preceding the offering between Novelos and Cellectar, as unaffiliated parties, and with various prospective institutional and other third-party accredited investors who were advised of the proposed merger on a confidential basis.  The prospective investors included a large venture fund that had not previously invested in either company and was considering a large investment in the combined company. The proposed terms varied as a result of the status of the negotiations and the size of the proposed offering.  However, the pre-money valuation referenced during the discussions with various prospects, unaffiliated with each other, consistently never exceeded $20 million for the combined company.  The quoted market price of Novelos common stock was not considered relevant by any of the prospective investors in the discussions since it did not reflect the proposed merger transaction and the valuation of the Cellectar compounds, which are in the early stage of clinical development.

2)
As discussed above, the participation in the offering included a large contribution from new investors. Approximately 60% of investors contributing approximately 40% of the total proceeds were not existing Cellectar investors. The existing investors that participated did not invest proportional to their prior ownership.  For example, Venture Investors Early Stage Fund invested approximately 25% of the amount that it and affiliated funds had previously invested, while Greenway Properties increased its prior investment by 68%.  These factors demonstrate that the offering price was not merely a ‘follow-on’ round by existing investors, but rather an active negotiation of price with a diverse group of investors.

3)
The closing market price of Novelos common stock following the announcement of the acquisition dropped from $3.79 to $1.40 within 4 days, indicating that prevailing market prices pre-acquisition were not representative of the actual value of the Novelos common stock.  It took another 14 trading days for the stock to settle at the $1.30-$1.50 range, apparently due principally to the limited trading volume, and it has generally remained at those levels since that time.  While the stock price has not dropped to the $0.75 offering price, it did not sustain the valuation at acquisition date, which further supports the Company’s conclusion as to the bona fide nature of the price negotiation.

As previously mentioned, the closing of the financing and the completion of the acquisition were conditioned upon each other. The terms of the acquisition and the post-acquisition capital structure had been disclosed to the April PIPE investors and the purchase price of the Novelos common stock in the April PIPE reflected that knowledge.  The April PIPE investors obtained a 25% stake compared to the 11% post-money stake of the former NVLT shareholders (15% pre-money) and faced similar liquidity risk with their investment.

Based on the factors set forth above, it was determined that the offering price in the April PIPE represented a more reliable Level 2 input to fair value at the measurement date than the quoted market price and therefore was the most reliable measurement of fair value of the merger consideration.

10. Stockholder’s Equity, page F-16
Common Stock Warrants

11.
We acknowledge your response to prior comment 51 and disclosure on page F-11, which states that you valued your warrant liability using the Black-Scholes option pricing model. This model does not appear to take into account the warrants’ down-round protection. It appears to us that this price adjustment feature would add value to the warrant. Please explain to us why you used the Black-Scholes option pricing model to value your warrants, instead of a binomial or lattice pricing model, which appear to be better suited to handle the potential changes to your warrant exercise price.

Following the receipt of this comment from the Staff, the Company recalculated the fair value of the warrants at the opening balance sheet date (April 8, 2011) and as of June 30, 2011 using a lattice model.  The recalculations resulted in immaterial differences (approximately $1,500 and $10, respectively) from the recorded fair values obtained using the Black-Scholes option pricing model at the same dates. In future reporting periods, the Company will continue to evaluate the impact to the financial statements that would result from the use of binomial or lattice models rather than the Black-Scholes option pricing model in order to determine whether a change to the valuation technique for warrants with down-round protection is necessary.

Novelos Therapeutics, Inc. (Pre-Acquisition)
Notes to Financial Statements
6. Stockholders’ Deficiency, page F-36

12.	Please revise the exercise prices in the first table on page F-40 to reflect the 1-for-153 reverse split.

The exercise prices in the referenced table have been revised to reflect the 1-for-153 reverse split.

Notes to Unaudited Pro Forma Condensed Financial Statements
3. Pro Forma Adjustments, page F-65

13.
Please explain your basis for not eliminating the entire preferred stock deemed dividend in pro forma adjustment “e.” Also, explain how you considered the liquidated damages of $819,000, which occurred in connection with the exchange of convertible preferred stock for common stock, in your pro forma financial statements.

Upon further consideration of Article 11, we have eliminated the liquidated damages and the entire preferred stock deemed dividend in the pro forma presentation. The preferred stock is assumed to have been exchanged for common stock at January 1, 2010 in order to reflect the post-acquisition capital structure for pro forma presentation. Therefore, the liquidated damages are assumed not to have accrued and the deemed dividends are assumed not to have been recorded.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:           Mr. Harry Palmin (Novelos)